Exhibit 99.3

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

AGROZ INC.

Effective: [DATE]

PURPOSE

The purpose of the Nominating and Corporate Governance Committee (the “NCG Committee”) of the board of directors (the “Board”) of Agroz Inc. (the “Company”) is to assist the Board with oversight of the director nominations process and the Company’s corporate governance.

MEMBERSHIP

Size: The NCG Committee shall consist of three or more members of the Board.

Appointment/Term/Removal: The members of the NCG Committee shall be appointed by the Board. The members of the NCG Committee shall serve for such term or terms as the Board may determine or until earlier resignation or death. The Board may remove any member from the NCG Committee at any time with or without cause.

STRUCTURE AND OPERATIONS

Leadership: The Board shall designate a member of the NCG Committee as the chairperson.

Meetings: The NCG Committee shall meet at least quarterly at such times and places as it deems necessary to fulfill its responsibilities. The agenda and materials for NCG Committee meetings will be prepared by the NCG Committee chairperson in consultation with the other NCG Committee members. The NCG Committee shall keep minutes of its proceedings and report regularly to the Board regarding its discussions and actions and shall make recommendations to the Board as appropriate. The NCG Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

The NCG Committee may invite any individuals to its meetings as it deems appropriate. However, the NCG Committee shall meet regularly without such individuals present.

Onboarding / Education: The Company will provide new members of the NCG Committee with appropriate onboarding briefings, and the full NCG Committee with educational resources and opportunities related to corporate governance and other matters may be appropriate or requested by the NCG Committee.

Outside Advisors: The NCG Committee shall have the authority, in its sole discretion, to retain and terminate a director search firm, outside legal counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. However, the NCG

Committee shall not be required to implement or act consistently with the advice or recommendations of any director search firm, outside legal counsel or other advisor, and the authority granted in this Charter shall not affect the ability or obligation of the NCG Committee to exercise its own judgment in fulfillment of its duties under this Charter. The NCG Committee shall set the compensation and retention terms and oversee the work of any director search firm, outside legal counsel or any other advisors. Any communications between the NCG Committee and its outside legal counsel will be privileged communications.

Funding: The NCG Committee shall receive appropriate funding from the Company, as determined by the NCG Committee in its capacity as a committee of the Board, for the payment of compensation to any director search firm, outside legal counsel and any other advisors, and the ordinary administrative expenses of the NCG Committee that are necessary or appropriate in carrying out its duties.

Delegation of Authority: The NCG Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the NCG Committee may deem appropriate in its sole discretion.

Books and Records: The NCG Committee will have access to the Company’s books, records, facilities and personnel.

DUTIES AND RESPONSIBILITIES

The NCG Committee shall have the following authority and responsibilities:

1.	Director Qualifications: To determine the qualifications, qualities, skills, and other expertise required to be a director and to develop, and recommend to the Board for its approval, criteria to be considered in selecting nominees for director (the “Director Criteria”).

2.	Director Nominee Identification/Screening: To identify and screen individuals qualified to become members of the Board, consistent with the Director Criteria. The NCG Committee shall review the contributions of incumbent directors in determining whether to recommend that the Board nominate them for reelection to the Board.

3.	Director Independence: To develop and recommend to the Board for approval standards for determining whether a director is independent.

4.	Board Refreshment: To review the size of the Board and ensure that qualified director candidates with a diversity of gender, ethnicity, tenure, skills and experience are included by the Company or any search firm it engages in each pool of candidates from which Board nominees are chosen.

5.	Shareholder Director Nominations: To consider any director candidates recommended by the Company’s stockholders pursuant to the procedures set forth in the Company’s bylaws and described in the Company’s proxy statement.

6.	Shareholder Proposals: To review shareholder proposals and recommend Board responses.

7.	Shareholder Engagement: To oversee engagement with stockholders and proxy advisory firms, and to review proxy advisory firm policies and voting recommendations.

8.	Third Party Director Nomination Rights: Committee oversight of director nominations shall not apply in cases where the right to nominate a director legally belongs to a third party.

9.	Director Nominee Approval: To make recommendations to the Board regarding the selection and approval of the nominees for director to be filled by the Board or submitted to a stockholder vote at an annual or special meeting of stockholders.

10.	Board Leadership: To review the Board’s leadership structure and recommend changes to the Board as appropriate.

11.	Board Committee Membership: To review the Board’s committees sizes, structure and composition and to make recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chairperson annually.

12.	Corporate Governance Documents: To renew, propose changes to the Board, or develop, as needed, the Company’s certificate of incorporation, bylaws, code of ethics, corporate governance guidelines, and other corporate governance policies.

13.	Corporate Governance Disclosure: To review and discuss with management disclosure of the Company’s corporate governance practices, including information regarding the operations of the NCG Committee and other Board committees, director independence and the director nominations process, and to recommend that this disclosure be included in the Company’s proxy statement or annual report on Form 20-F, as applicable.

14.	Environmental, Social and Governance (“ESG”) Matters: To review and monitor the development and implementation of the goals the Company may establish from time to time with respect to its ESG and sustainability matters, and provide guidance to the Board on such matters.

15.	Corporate Governance Trends: To review emerging corporate governance trends, best practices and regulations applicable to the corporate governance of the Company.

16.	Outside Directorships: To review and approve, as appropriate, any requests from directors or officers to stand for election to any outside for-profit boards of directors.

17.	Succession Planning: To develop and recommend to the Board for approval a CEO succession plan (the “Succession Plan”), review the Succession Plan periodically, develop and evaluate potential candidates for CEO and recommend to the Board any changes to and any candidates for succession under the Succession Plan.

18.	Board and Management Performance Evaluation: To develop, subject to approval by the Board, a process for an annual evaluation of the Board and its committees and management and to oversee the conduct of this annual evaluation.

19.	NCG Committee Performance Evaluation: To conduct an annual evaluation of the performance of its duties under this Charter and to present the results of the evaluation to the Board. The NCG Committee shall conduct this evaluation in such manner as it deems appropriate.

20.	NCG Committee Charter Review: To review this Charter at least annually and recommend any proposed changes to the Board for approval.

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